Exhibit 99.1

23rd July 2004

UB TO ACQUIRE JACOB’S

UB, a leading European manufacturer of biscuits and snacks, today announced it has signed an agreement with Groupe Danone to acquire its UK and Ireland savoury biscuits and snacks business, Jacob’s Biscuit Group.  The deal is subject to the approval of the UK and Irish competition authorities.

Jacob’s is a leading supplier of savoury biscuits in the UK and Ireland with total sales of over £184m (€266m) reported in 2003.  Jacob’s principal brands include familiar household names such as Jacob’s Cream Crackers, Thai Bites and Twiglets.  The integration of Jacob’s into the UB portfolio should enhance the longevity and growth prospects of Jacob’s individual brands.  As part of a larger UK biscuits and snacks operator Jacob’s and UB will benefit from enhanced consumer insight and increased investment.

Malcolm Ritchie, UB’s Chief Executive, said, “As new players enter this sector it is increasingly important for brands to be a part of a focused business.  Jacob’s is a natural extension of UB’s existing businesses servicing a similar consumer and customer base.  There exists strong demand for Jacob’s range of products which we are confident can be extended to the benefit of the two companies and our consumers.  As with all UB’s activities the focus will be on maintaining a high level of investment behind priority brands to ensure they enhance their market position.”

Media contacts:

CardewChancery
Tim Robertson	Tel: 020 7930 0777	Mobile: 07900 927650
Sofia Rehman	Tel: 020 7930 0777	Mobile: 07771 683 185

Notes to editors - UB

•                  In 2003, UB achieved sales of £1.3 billion. Branded sales increased to account for 87% of sales

•                  UB is the market leader in biscuits production in the UK and Spain and number two in France, Portugal and the Netherlands.  KP Snacks is number two in the UK in terms of sales and number one in nuts.

•                  UB owns some of Europe’s best known biscuits and snacks brands including McVitie’s, one of the best known brands in the UK, Penguin, go ahead!, McVitie’s Jaffa Cakes, McV a:m, Hula Hoops, Mini Cheddars and McCoy’s, and Delacre, BN, Fontaneda and Verkade in Europe.

•                  UB employs over 10,000 people, of whom over 7,000 work in the UK.

•                  UB has 29 sites of which 14 are in the UK.

•                  UB has been advised by Stamford Partners.

Notes to editors – Groupe Danone

Groupe DANONE is the world leader in Fresh Dairy Products and Bottled Water (in terms of volumes), and joint world leader in the Biscuits market, with internationally recognised brands such as Danone, Evian, Volvic and Lu. In 2003, it posted sales of 13,131 million Euros.